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Exhibit 12.1

Hispanic Broadcasting Corporation and Subsidiaries

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratio)

	Year Ended December 31,
	2001	2000	1999	1998	1997
Earnings:
Income from continuing operations before income taxes	$50,911	$68,591	$57,989	$44,624	$31,389
Fixed charges	3,239	2,481	3,054	3,292	4,863

Earnings as adjusted (A)	$54,150	$71,072	$61,043	$47,916	$36,252

Fixed Charges:
Interest expense	$403	$819	$1,607	$2,046	$3,947
Interest portion of rental expense(1)	2,836	1,662	1,447	1,246	916

Total fixed charges (B)	$3,239	$2,481	$3,054	$3,292	$4,863

Ratio of earnings to fixed charges (A) divided by (B)	16.7	28.6	20.0	14.6	7.5

(1)
Management of the Company believes one-third of rent expense is representative of the interest component of rent expense.

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Hispanic Broadcasting Corporation and Subsidiaries Statement Regarding Computation of Ratio of Earnings to Fixed Charges (in thousands except ratio)